
05007337

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

April 11, 2005

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

Investor AB
A Public Company
Registration No. 556013-8298
SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c
Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

Press Release

Stockholm, April 11, 2005

Börje Ekholm new CEO for Investor as of September 1, 2005

Investor AB's Board of Directors has today appointed Börje Ekholm as new President and Chief Executive Officer effective September 1, 2005. He succeeds Marcus Wallenberg, who is also leaving Investor's board as of September 1.

Börje Ekholm, 42, has been employed by Investor since 1992. He has been Executive Vice President and Head of the New Investments business area since 2000 and is currently a director on the boards of several of Investor's holdings, including WM-data in Sweden and Tessera Technologies, Inc. in the U.S.

"After six intensive years as President and CEO – and against the background of my proposed chairmanship of SEB – it is a natural step for me to hand over Investor to a new CEO. Investor has developed strongly over the past two years and has a solid financial position today," comments Marcus Wallenberg.

"I am excited about taking over the leadership of Investor and I feel confident about taking the company forward. Investor is well positioned to successfully develop companies and generate long-term attractive returns for shareholders," says Börje Ekholm.

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 735 24 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.

investor

82-34698

Interim Report January-March 2005

Important events in the first quarter

- This is Investor's first interim report prepared in accordance with International Financial Reporting Standards (IFRS).
- Investor's financial flexibility was further strengthened and leverage declined to 11 percent.
- Shares were sold in AstraZeneca, ABB and Scania for SEK 2,207 m., SEK 788 m. and SEK 550 m., respectively.
- Five new investments were made in the New Investments business area. Investor Growth Capital successfully sold Entific. In March, EQT announced that it is participating in a public tender offer to acquire the listed company ISS A/S in Denmark. In the beginning of April, EQT reported that it is selling Dometic.
- The mobile broadband operator 3 Scandinavia had 414,000 subscribers in Sweden and Denmark at the end of March. Average revenue per user continued on a healthy level.
- The Grand Group sold Berns and two buildings next to the Grand Hôtel in Stockholm to release capital for its hotel business.

Financial information

- The net asset value amounted to SEK 99,577 m. on March 31, 2005 (SEK 130 per share), compared with SEK 92,915 m. (SEK 121 per share) at year-end 2004.
- Group earnings for the period totaled SEK 6,641 m. (SEK 8.66 per share), as against SEK 9,945 m. in the corresponding period of last year (SEK 12.96 per share).
- Core holdings had an impact of SEK 6,152 m. on first-quarter earnings (10,007). AstraZeneca, ABB and Atlas Copco had the biggest impact: SEK 2,697 m., SEK 1,342 m. and SEK 1,211 m., respectively, while Ericsson affected earnings by SEK -1,127 m.
- New investments had an effect of SEK 486 m. on earnings in the first quarter (169).
- The total return on Investor shares was 13 percent in the first three months of 2005 (12). The total return was 26 percent during the past 12-month period (69).



INVESTOR'S KEY FIGURES

	3/31 2005	12/31 2004	3/31 2004
Assets, SEK m.	112 170	108 837	110 358
Net debt, SEK m.	-12 593	-15 922	-16 190
Net asset value (shareholders' equity), SEK m.	99 577	92 915	94 168
Net asset value (shareholders' equity), SEK/share	130	121	123

Development during the quarter	*1/1-3/31 2005*	*1/1-3/31 2004*
Group earnings, SEK m.	6 641	9 945
Group earnings, SEK/share	8.66	12.96

Trend of net asset value
SEK bn.
200
160
120
80
40
95
96
97
98
99
00
01
02
03
04
Q1 05
Net asset value including reinvested dividends
Net asset value

President's comments



Investor's holdings continued to develop strongly during the quarter. This was reflected in our earnings for the period, which totaled approximately SEK 6.6 bn. In the first quarter we sold shares in a number of holdings, such as AstraZeneca, ABB and Scania, to increase our financial flexibility. Being disciplined and building balance sheet strength during good times is key for creating a solid foundation for the future.

The trend of Investor's net asset value remained positive during the first quarter. Our position has been strengthened by our core holdings, which performed strongly, and because we made a number of profitable transactions. Our holdings in the New Investments business are continuing to develop positively. The mobile broadband operator 3 is also heading in the right direction.

Strong balance sheet builds a solid foundation

During the first few years of the new millennium, we experienced a weak economy and declining stock prices. During this period, we supported our holdings financially and through active ownership efforts. As the economy gradually recovered and the value of our holdings rose, we have realized some profits on those investments. We have continued to strengthen our financial position in the first quarter through the partial sale of large holdings, primarily because of our goal to secure financial flexibility for Investor going forward. However, this does not change our positive view of our holdings.

Focusing on profitable growth in the core holdings

We have noted earlier that the core holdings have generally strengthened their financial position and increased the efficiency of their operations. A number of holdings have also advanced their market share relative to their competitors. Their employees, managements and boards deserve credit for such accomplishments. During the spring, a number of holdings reported that they intend to distribute a portion of accumulated capital to shareholders. At the same time, those companies have made sure that they have sufficiently strong balance sheets for future substantial investment in organic growth and/or growth through acquisitions.

We have a positive view of most of our core holdings and their ability to create opportunities for both organic growth and to make selective acquisitions. An acquisition strategy must be carried out with great discipline. It is easy to grow through acquisitions, but more difficult to buy at justifiable prices. To achieve long-term profitable growth, it is extremely important that companies continue to develop competitive product offerings in existing and new markets, and to maintain current and future customer focus. We remain convinced that this will ensure the best value creation for shareholders in the long term.

Positive result within New Investments

We can now look with increased confidence at the results of many years of hard work within the New Investments business area. With the adoption of IFRS, we now can report that New Investments has contributed more than SEK 5.4 bn. in investment results to our earnings since 1998. We have also achieved an average annualized return that has more than met the targeted return requirement of 20 percent. We believe in this business and our ability to build successful small and medium-size companies. We have a number of holdings with strong potential and we continue to see attractive business opportunities in Europe, the United States and Asia.

Despite the recommendations of some to close down our Asia business during the economic crisis of the late1990s, we chose to stay. We continued the building process, developed a local network and worked further on building up our knowledge of the region. We are very gratified by this persistence, as we now have a much stronger presence in the Asian market. This illustrates the importance of perseverance and adhering to your convictions, even in turbulent times.

Today, we also see clear synergies between our Core Holdings and New Investments activities, as well as between our investments in different markets. By having a diversified portfolio, we can more adequately balance some of the risks in these businesses.

Important progress for 3

Less than two years after 3 launched its services and became the first 3G mobile broadband operator in Scandinavia, the company has the second most extensively built out 3G network in the world, second only to Hong Kong. 3 has more than 414,000 subscribers in Scandinavia, improved customer service and an attractive offering of mobile broadband services in 3G handsets that are getting better and better.

3's cost of subscriber acquisition has decreased and its average revenue per user has risen. At the same time, a growing number of people are leaving fixed telephony and moving to mobile broadband services. 3 has a good position in this growing but highly competitive market.

M. Wallenberg

Marcus Wallenberg

Development of the Group

In the first quarter, Investor reported strong earnings totaling SEK 6.6 bn. AstraZeneca, ABB and Atlas Copco accounted for most of the earnings for the period. The New Investments business had an impact of SEK 486 m. on earnings. The net asset value rose from SEK 92,915 m. at year-end 2004 to SEK 99,577 m. on March 31, 2005.

Read more on the Web: nav.investorab.com >>

Net asset value

On March 31, 2005, Investor's net asset value (equal to shareholders' equity) amounted to SEK 99,577 m. (92,915), corresponding to SEK 130 per share (121), an increase of 7 percent since year-end 2004 (10).

INVESTOR'S NET ASSET VALUE (SHAREHOLDERS' EQUITY)

	3/31 2005		12/31 2004	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	117	89 782	114	87 408
New Investments	19	14 463	18	13 896
Other Holdings	3	2 241	3	2 406
Other Operations	3	2 483	3	1 868
Other assets and liabilities	4	3 201	3	3 259
Total assets	146	112 170	141	108 837
Net debt	-16	-12 593	-20	-15 922
Net asset value (shareholders' equity)	130	99 577	121	92 915

Adoption of IFRS

The adoption of International Financial Reporting Standards (IFRS) has impacted the net asset value because new valuation principles are being applied to equity holdings and the loan portfolio. On December 31, 2004, the net asset value, calculated in accordance with the new principles, amounted to SEK 92,915 m. The corresponding figure in accordance with previously applied principles was SEK 89,966 m. See also Appendix 1, page 15.

Total assets by sector, 3/31 2005


Other 8%
Engineering 27%
Financial Services 18%
Healthcare 22%
Technology 25%

Trend of earnings

Group earnings totaled SEK 6,641 m. in the first quarter (9,945). Increases in the value of holdings in AstraZeneca, ABB and Atlas Copco accounted for the greater part of earnings for the period.

During the three-month period, Core Holdings impacted earnings by SEK 6,152 m. (10,007), New Investments by SEK 486 m. (169), Other Holdings by SEK 52 m. (13) and Other Operations by SEK 1 m. (-26).

DEVELOPMENT OF THE GROUP

SEK m.	1/1-3/31 2005	1/1-3/31 2004
Change in value	6 478	10 062
Dividends	328	314
Operating costs	-116	-231[1]
Other income items	-49	-200
Group earnings	6 641	9 945
Dividends paid	0	-1 726
Other	21	288
Change in net asset value (shareholders' equity)	6 662	8 507

1) Including a restructuring cost of SEK -100 m.

Trend of earnings, Group


SEK m.
10 000
8 000
6 000
4 000
2 000
0
2004
Q1 2005

See Segment Reporting, page 14, for a detailed presentation of each business area's development.

TOTAL ASSETS BY SECTOR AND BUSINESS AREA ON 3/31 2005

SEK m.	Engineering	Technology	Healthcare	Financial Services	Other	Total
Core Holdings, listed	28 171	19 895	22 107	19 609	-	89 782
New Investments, listed	15	308	808	-	-	1 131
New Investments, unlisted	1 701	5 749	2 195	381	3 306	13 332
Other	-	1 621	-	-	6 304[1]	7 925
Total	29 887	27 573	25 110	19 990	9 610	112 170

1) Including SEK 4,528 m. in loans to Hi3G.

Core Holdings

Core holdings performed strongly in the first quarter and had an impact of SEK 6.2 bn. on earnings. During the first quarter Investor sold parts of its holdings in AstraZeneca, ABB and Scania to increase its financial flexibility. Realized gains on the sales, estimated on the basis of acquisition costs, totaled SEK 1,879 m. Ainax shares held by Investor were also converted to Scania A-shares during the first quarter.

Read more on the Web: ch.investorab.com >>

Purchases and sales

In the first quarter of 2005, shares in the Core Holdings business area were sold for SEK 3,535 m. Shares were sold in AstraZeneca, ABB and Scania to increase Investor's financial flexibility.

Sales during the three-month period consisted of 7,810,000 shares in AstraZeneca for SEK 2,207 m., 18,300,000 shares in ABB for SEK 778 m. and 1,900,000 Scania A-shares for SEK 550 m. Realized gains on the sales, estimated on the basis of acquisition costs, totaled SEK 1,879 m.

After these sales, Investor's holding in AstraZeneca now amounts to 3.4 percent of the votes and capital; in ABB, 9.1 percent of the votes and capital; and in Scania, 10.6 percent of the capital and 19.3 percent of the votes.

Ainax shares held by Investor were also converted to Scania A-shares during the first quarter.

Dividends from core holdings totaled SEK 285 m. in the first three months of 2005 and pertain to AstraZeneca.


Trend of earnings,
Core Holdings business area
SEK m.
10 000
8 000
6 000
4 000
2 000
0
2004
Q1 2005

Earnings for the period

Core holdings had an effect of SEK 6,152 m. on first-quarter earnings (10,007). AstraZeneca and ABB had the greatest impact, SEK 2,697 m. and SEK 1,342 m., respectively, while Ericsson had an effect of SEK -1,127 m. on earnings.


Impact of Core Holdings on earnings, 1/1-3/31 2005
AstraZeneca
2 697
ABB
1 342
Atlas Copco
1 211
Scania
762
SEB
760
Electrolux
240
WM-data
219
Gambro
120
SAAB
-10
OMX
-20
Ericsson
-1 127
Costs
-42
SEK m.
-2 000
-1 000
0
1 000
2 000
3 000

TREND OF EARNINGS, CORE HOLDINGS

SEK m.	1/1-3/31 2005	1/1-3/31 2004
Change in value	5 909	9 751
Dividends	285	299
Operating costs	-42	-43
Effect on earnings	6 152	10 007

CORE HOLDINGS

SEK m.	Number of shares[1] 3/31 2005	Market value SEK/share 3/31 2005	Market value, SEK m. 3/31 2005	Share price perform-ance[2] 2005 (%)	Market value SEK/share 12/31 2004	Market value SEK m. 12/31 2004	Share of capital[3] (%) 3/31 2005	Share of voting rights[3] (%) 3/31 2005	Share of total assets (%) 3/31 2005
Technology									
Ericsson	810 393 516	21	16 178	-6	23	17 305	5	19	14
Saab AB	21 611 925	3	2 486	0	3	2 496	20	38	2
WM-data	70 265 500	2	1 231	22	1	1 012	16	29	1
		26	19 895		27	20 813			17
Engineering									
Atlas Copco	31 454 971	14	10 632	13	13	9 421	15	21	9
ABB	185 815 142	11	8 157	18	10	7 593	9	9	7
Scania[4]	21 495 450	8	6 346	14	8	6 134	11	19	6
Electrolux	18 457 571	4	3 036	8	4	2 796	6	26	3
		37	28 171		35	25 944			25
Healthcare									
AstraZeneca	55 655 810	20	15 500	15	20	15 295	3	3	14
Gambro	68 468 225	9	6 607	2	8	6 487	20	26	6
		29	22 107		28	21 782			20
Financial Services									
SEB	138 272 295	24	18 528	4	23	17 768	21	21	17
OMX	12 950 507	1	1 081	-2	1	1 101	11	11	1
		25	19 609		24	18 869			18
Total		117	89 782		114	87 408			80

(Market value estimated on the basis of the latest buying price)

1) Holdings, including any shares on loan.
2) Most actively traded class of share.
3) After full dilution and adjusted for any repurchases of own shares.
4) Calculated on the basis of the total number of outstanding shares before the cancellation of Scania (Ainax) shares, Investor's holding is 16% of the votes and 10% of the capital.

New Investments

The New Investments business area continued to develop positively in the first quarter and had an impact of SEK 486 m. on earnings. Five new investments were made and a number of divestments. The adoption of IFRS had an effect of SEK 3.1 bn. in surplus values, corresponding to a 28 percent increase in value.

Read more on the Web: ni.investorab.com >>

Purchases and sales

A total of SEK 1,131 m. was invested in the first three months of the year in the New Investments business area (490). The investments comprised five new investments for SEK 920 m. (375) and a number of follow-on investments for SEK 211 m. (115).

Holdings were sold for SEK 1,005 m. in the first quarter (845). Realized capital gains on the divestments, estimated on the basis of the acquisition values, totaled SEK 779 m.

NEW INVESTMENTS BY UNIT

	3/31 2005		12/312004	
	SEK/ share	*SEK m.*	*SEK/ share*	*SEK m.*
Investor Growth Capital	9	6 886	10	7 612
EQT	8	6 433	7	5 492
Investor Capital Partners – Asia Fund	2	1 144	1	792
Total	19	14 463	18	13 896

Adoption of IFRS

In connection with the adoption of IFRS, Investor has also adapted the valuation principles for the net asset value so they are in agreement with the valuation principles used in the company's accounting. This change gave rise to the effect that the value of holdings in the New Investments business on December 31, 2004 rose by a total of SEK 3.1 bn., or by 28 percent. See also Appendix 1, page 15.

New Investments by geography, 3/31 2005


Asia 12%
Northern Europe 64%
United States 24%

Earnings for the period

Earnings totaled SEK 486 m. in the first quarter (169). The positive trend of earnings was largely attributable to Investor Growth Capital, where the successful exit of Entific and increased value of Tessera, which was partially sold during the quarter, had a positive impact on earnings. Increases in the value of the holdings in Investor Capital Partners – Asia Fund and a stronger dollar were other contributing factors.

TREND OF EARNINGS, NEW INVESTMENTS

SEK m.	1/1-3/31 2005	1/1-3/31 2004	1/1 1998 - 3/31 2005
Change in value	519	310	4 125
Dividends	18	0	1 324
Operating costs	-51	-141[1]	-2 033
Effect on earnings	486	169	3 416

1) Including a restructuring cost of SEK -75 m.

During the period January 1, 1998 to March 31, 2005, earnings of the New Investments business area totaled SEK 3,416 m. The average annualized return on realized investments more than met the targeted return requirement of 20 percent during this period.

Trend of earnings, New Investments business area


SEK m.
1 000
800
600
400
200
0
2004
Q1 2005

VENTURE CAPITAL ACTIVITIES WITHIN THE NEW INVESTMENTS BUSINESS

Venture capital investments have been made since Investor was established in 1916 but were given their current modern shape and structure in the mid-1990s. The venture capital activities within New Investments generate high returns when exits are implemented, allow for increased diversification of the portfolio, synergies with the core holdings and the possibility to discover important new technologies and new business trends early. Investments in the New Investments business area, which involve more risk by their nature, are made with the objective of realizing an average annualized return (IRR) of 20 percent.

Investor conducts two different types of venture capital investments within the New Investments business: buyouts and venture capital. Buyout activities are conducted through funds partly owned by Investor: EQT and Investor Capital Partners – Asia Fund. Venture capital activities are conducted by the wholly-owned subsidiary, Investor Growth Capital. Through its seven funds, EQT focuses on companies in Northern Europe. Investor Capital Partners – Asia Fund is focused on buyouts in Greater China and South Korea, while Investor Growth Capital is active in the United States, Northern Europe and Asia.


New investments by development stage
%
100
80
60
40
20
Funds and other
b-business partners
Early
Expansion
Mature
2002
2003
2004
Q1 2005

NEW INVESTMENTS – 10 LARGEST LISTED HOLDINGS[1]

	Sector	Owner -ship- (%)	Share price perform- ance 2005 (%)	Market value[2] (SEK m.) 3/31 2005	Market value[2] (SEK m.) 12/31 2004
Kyphon	H	6	-3	439	467
ISTA	H	11	-4	223	238
Tessera	T	1	15	151	472
Biotage	H	12	14	77	68
Stepstone	T	7	36	45	33
LifeCell	H	2	-13	36	7
Amkor	T	1	-42	34	56
Axcan Pharma	H	1	-13	33	44
Lycos Europe	T	1	22	27	36
Micronic	T	1	9	16	117
Other, listed		-	-	50	50
Total, listed				1 131	1 588

1) Purchases and sales were made in certain holdings during the year.
2) The market value is affected by currency effects.

Investor Growth Capital

Read more on the Web: www.investorgrowthcapital.com>>

In the first quarter, new investments were made in Innovative Micro Technology and Axiomed.

Innovative Micro Technology, based in California, is a leading manufacturer of micro-electromechanical systems (MEMS).

Axiomed, based in Ohio, has developed a next-generation artificial disc implant for patients with degenerative spine disease.

In the first quarter, shares in the Nasdaq-listed company LifeCell were also purchased on the market.

Follow-on investments were made in CHF Solutions, Solstice Neurosciences, Kunskapsskolan, Aerocrine and Neuronetics, among other companies.

The entire holding in Entific, based in Sweden, was sold to the listed company Cochlear of Australia. The divestment more than met the goal of an average annualized return of 20 percent.

In addition, the holding in Digia was sold in its entirety and Optillion announced that it will cease operations.

Holdings in Tessera, Micronic, Lycos Europe, ISTA and Kyphon were also partially divested.

Sector exposure, Investor Growth Capital, 3/31 2005


Funds and other 25%
Communications 23%
Semiconductors 10%
Internet services 5%
Software 5%
Other IT 5%
Medical devices 13%
Pharma/ Biotechnology 14%

EQT

Read more on the Web: www.eqt.se >>

In the first quarter, EQT III completed the acquisition of Carl Zeiss Vision, Munksjö and ISS Healthcare.

In the first quarter, it was also announced that EQT IV had signed an agreement to acquire Sanitec and that EQT III and EQT IV, together with Goldman Sachs Capital Partners, made a public tender offer to acquire ISS A/S, a listed company in Denmark.

Within EQT III, a follow-on investment was made in Leybold. After the close of the reporting period, EQT III announced that it had signed an agreement to sell Dometic AB.

Investor Capital Partners – Asia Fund

Read more on the Web: www.investorcapitalpartners.com >>

Investor Capital Partners – Asia Fund made no additional investments or divestments during the three-month period.

The fund has two investments in the portfolio from earlier: Global Beauty and Memorex.

The value of both holdings changed positively in the first quarter.

Other Holdings and Other Operations

During the first quarter, an additional loan of SEK 495 m. was provided to 3, which had 414,000 subscribers in Sweden and Denmark as of March 30, 2005. The Grand Group sold two buildings next to the Grand Hôtel in Stockholm, as well as Berns, to release capital for its hotel business.

Read more on the Web: www.investorab.com >>

Other Holdings

Other Holdings had an effect of SEK 52 m. on earnings in the first quarter (13).

OTHER HOLDINGS

	3/31 2005		12/31 2004	
	SEK/share	SEK m.	SEK/share	SEK m.
Hi3G (excl. loans)	2	1 621	2	1 621
Fund investments	1	619	1	593
Other	0	1	0	192
Total, Other Holdings	3	2 241	3	2 406

Hi3G

Read more on the Web: www.tre.se >>

In the first quarter, Hutchison Whampoa reported that 3 Scandinavia had 414,000 subscribers in Sweden and Denmark as of March 30, 2005, an increase of 64,000 since December 10, 2004. Average revenue per user (ARPU) rose to SEK 397. It was also reported that 3 Scandinavia's subscriber acquisition cost (CAC) had decreased.

Hi3G continued to build out its 3G network, which covered 92 percent of the population of Sweden as of March 1, 2005. The network has also been judged to be the best 3G network in Sweden. Measures to improve customer service are continuing with undiminished strength.

As reported earlier, Investor estimates that its total capital commitments to Hi3G, in the form of equity contributions, will be between SEK 4 bn. and SEK 5 bn. The intention is to finance Hi3G over time with shareholders' equity and external project financing on an approximately 50-50 basis. Investor's outstanding loans with Hi3G are expected to be transferred to external project financing of Hi3G in the future.

In the first quarter, SEK 495 m. was provided to Hi3G in the form of a loan. Hi3G's financing needs in 2005 are estimated to be below the level of SEK 2,233 m. in 2004.

INVESTOR'S FINANCING OF HI3G

	1/1-3/31 2005	12/3 2004	Total
Equity contributions	-	1 648	1 648
Loans[1]	495	4 033	4 528
Total	495	5 681	6 176

1) Included in "Other assets and liabilities" in net asset value tables.

Other Operations

Other Operations had an effect of SEK 1 m. on earnings in the first quarter (-26).

OTHER OPERATIONS

	3/31 2005		12/31 2004	
	SEK/share	SEK m.	SEK m.	SEK m.
The Grand Group	2	1 475	2	1 475
Land and real estate	0	300	1	300
Active portfolio management	1	604	0	3
Other (Novare, etc.)	0	104	0	90
Total, Other Operations	3	2 483	3	1 868

The Grand Group

Read more on the Web: www.grandhotel.se >>

In the first quarter, The Grand Group sold Berns and two buildings next to the Grand Hôtel in Stockholm. As a result of these divestments, The Grand Group now has a clearer focus on its hotel business. The proceeds will be used to develop the Burmanska Palatset (former SAF building) into hotel rooms and conference facilities.

The Grand Group's result after net financial items was SEK -7 m. (-17) in the first quarter.

Active portfolio management

Investor's active portfolio management activities generated net income of SEK 21 m. in the first quarter (1). Active portfolio management had a long net position on March 31, 2005.

Novare Human Capital

Read more on the Web: www.novare.se >>

Novare Human Capital is a group of companies that operates in a structured manner to offer services in the human resources field to Investor and its holdings, and to external companies.

In the first quarter, the Alumni recruitment company (Sweden) purchased a 45-percent interest in the recruitment company Novare Rekrytering, which changed its name to Novare Jobb in connection with the new partnership. With its new partner, Novare Jobb will be able to expand its customer base faster.

Consolidated net debt

Consolidated net debt totaled SEK 12,593 m. on March 31, 2005, as against SEK 15,922 m. at year-end 2004. The change in the net debt is primarily attributable to proceeds from the sale of shares in AstraZeneca, ABB and Scania.

Investor's net debt, as a percentage of total assets, was 11 percent on March 31, 2005, as against 15 percent at year-end 2004.



Cash, bank balances and short-term investments amounted to SEK 15,256 m. on March 31, 2005, as against SEK 12,127 m. at year-end 2004.

During the remainder of 2005, outstanding loans in the nominal amount of SEK 3,137 m. will be due for payment. In addition, it is proposed that a dividend of SEK 1,726 m. be paid to shareholders.

Standard and Poor's credit rating for Investor has been AA- since 1997. In the first quarter of 2005, Moody's upgraded Investor's credit rating from A3/Prime-2 to A2/Prime-1.

Share capital

Investor's share capital amounted to SEK 4,795 m. on March 31, 2005 (SEK 4,795 m. on December 31, 2004).

STRUCTURE OF SHARE CAPITAL

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	767 175 030	357 239 262	100.0	100.0

Investor shares

Read more on the Web: share.investorab.com >>

The total return (sum of share price changes and reinvested dividends) was 13 percent in the first quarter (12). The total return on Investor shares has been 26 percent over the past 12-month period (69). The average annualized total return on Investor shares has been 16.5 percent over the past 20-year period.



The price of the Investor B-share was SEK 95.50 on March 31, 2005, as against SEK 84.50 on December 31, 2004.

Other

Accounting principles

This interim report has been prepared in accordance with International Financial Reporting Standards (IFRS).

This is the first external report from Investor to be prepared in accordance with these standards. See Appendix 1 for a description of the changes to accounting principles and their effect on Investor's financial results and position.

Value changes

For items that were held in the balance sheet at the beginning and at the close of the period, the value change consists of the difference in value between these two dates. For items in the balance sheet that were realized during the period, the value change consists of the difference between the value at the beginning of the period and the proceeds. For items in the balance sheet that were acquired during the period, the value change consists of the difference between the acquisition cost and the value at the close of the period.

Valuation principles for financial instruments

Listed holdings

Listed holdings are valued on the basis of their share price on the closing date (purchase price, if there is one quoted).

Unlisted holdings and fund holdings

Unlisted holdings are valued on the basis of the "International Private Equity and Venture Capital Valuation Guidelines" prepared and published jointly by the venture capital organizations EVCA, BVCA and AFIC.

For directly owned holdings (i.e. those owned directly by a company in the Investor Group), an overall evaluation is made to determine the valuation method that is appropriate for each specific holding. It is first taken into account whether a recent financing round or "arms length" transaction has been made, after which a valuation is made by applying relevant multiples to the holding's key ratios (for example, EBITDA), derived from a relevant sample of comparable companies, with deduction for individually determined adjustments as a consequence of, for example, the size difference between the company being valued and the sample of comparable companies. An assessment is then made of the above-mentioned methods to determine the one that best reflects the fair value of the holding, and the holding is then valued according to that method. In those cases when other valuation methods better reflect the market value of a holding, this value is used, which means that certain holdings are valued with methods other than the ones described above.

Unlisted holdings in funds are valued at Investor AB's share of the value that the fund manager reports for all unlisted holdings in the fund. If Investor AB's assessment is that the fund manager's valuation does not sufficiently take into account factors that affect the value of the underlying holdings, or if the valuation is considered to deviate considerably from IFRS principles, the value is adjusted. Listed holdings in funds are valued in the same way as listed holdings, as described above.

Liabilities

Investor AB uses derivatives to control the exposure of the debt portfolio against fluctuations in exchange rates and interest rates. Hedge accounting is applied to reflect this in the consolidated accounts in cases when a derivative and the underlying loan qualify for this in accordance with IAS 39. When loans and derivatives do not qualify for hedge accounting, the basic rules of IFRS are applied, in which case loans are valued at amortized cost and derivatives are valued at fair value with changes in value recognized through profit and loss.

The greatest effect will arise in the valuation of derivatives used to achieve fixed interest rates. The value of these derivatives will vary with changes in interest rates.

Financial calendar

	2005
July 12	Interim Report, January-June
October 12	Interim Report, January- September
	2006
January 19	Year-end Report for 2005

Stockholm, April 11, 2005



Marcus Wallenberg

President and Chief Executive Officer

For more information:

- Lars Wedenborn, Chief Financial Officer:
  +46 8 614 2141, +46 735 24 2141
  lars.wedenborn@investorab.com
- Fredrik Lindgren, Vice President, Corporate Communications:
  +46 8 614 2031, +46 735 24 2031
  fredrik.lindgren@investorab.com
- Oscar Stege Unger, Investor Relations Manager:
  +46 8 614 2059, +46 70 624 2059
  oscar.stege.unger@investorab.com
- Address:
  Investor AB (publ) (Org. No. 556013-8298)
  SE-103 32 Stockholm, Sweden
  Visiting address: Arsenalsgatan 8C
  Phone: +46 8 614 2000
  Fax: + 46 8 614 2150
  info@investorab.com

- Ticker codes:
  INVEB SS in Bloomberg
  INVEb.ST in Reuters

This interim report has not been subject to review by the company's auditors.

Consolidated Income Statement

SEK m.	2005 1/1-3/31	2004 1/1-3/31
Investing activities		
Dividends	327	311
Value change	6 458	10 064
Operating costs	-95	-111
Restructuring cost	-	-75
Net income - Investing activities	**6 690**	**10 189**
Other Operations		
Net sales	161	149
Cost of goods and services sold	-174	-170
Net income, active portfolio management	21	1
Operating costs	-7	-6
Net income - Other Operations	**1**	**-26**
Groupwide operating costs	-14	-14
Restructuring cost	-	-25
Operating income	**6 677**	**10 124**
Net financial items	-86	-178
Income after financial items	**6 591**	**9 946**
Tax on net income for the period	50	-1
Net income for the period	**6 641**	**9 945**

Attributable to:		
Equity holders of the Parent	6 630	9 942
Minority interest	11	3
Net income for the period	**6 641**	**9 945**
Earnings per share before and after dilution, SEK	8.66	12.96

Consolidated Balance Sheet

SEK m.	2005 3/31	2004 12/31
Assets		
Tangible fixed assets	2 338	2 695
Shares and participations	107 846	104 637
Receivables included in net debt	1 030	837
Other receivables	6 153	5 752
Cash, bank and short-term investments	15 256	12 127
Total assets	132 623	126 048
Shareholders' equity and liabilities		
Shareholders' equity	99 577	92 915
Provision for pensions	224	226
Loans	28 655	28 660
Other liabilities	4 167	4 247
Total shareholders' equity and liabilities	132 623	126 048
Net debt		
Cash, bank and short-term investments	15 256	12 127
Receivables included in net debt	1 030	837
Loans	-28 655	-28 660
Provision for pensions	-224	-226
Total net debt	-12 593	-15 922

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

SEK m.	2005 1/1-3/31	2004 1/1-12/31
Opening balance as per balance sheet	**92 915**	49 039
Effect of change in accounting policy	-	36 622
Opening balance adjusted for change in accounting policy	**92 915**	85 661
Dividend to shareholders	-	-1 726
Effect of employee stock option programs	3	14
Exchange rate differences, subsidiaries	19	-380
Revaluation reserve cash-flow hedge	-7	42
Revaluation reserve tangible fixed assets	6	32
Net income for the period	6 641	9 272
Closing balance	**99 577**	92 915

Consolidated Statement of Cash Flows

SEK m.	2004 1/1-12/31	2003 1/1-12/31
Cash flows from operating activities		
Core Holdings		
Dividends received	285	-
New Investments		
Dividends received	6	-
Other Holdings		
Dividends received	-	12
Active portfolio management, Other Operations and operating costs		
Payments received	4 928	7 450
Payments made	-5 039	-10 720
Cash flows from operating activities before net interest income/expense and income taxes	180	-3 258
Interest received/paid	-279	-267
Income taxes paid	-37	-88
Cash flows from operating activities	-136	-3 613
Cash flows from investing activities		
Core Holdings		
Acquisitions	-551	-
Sales	4 086	7 320
New Investments		
Acquisitions, etc.	-1 149	-513
Sales	959	800
Other Holdings		
Increase in long-term receivables	-760	-250
Sales	303	37
Acquisitions of tangible fixed assets	-61	-424
Sales of tangible fixed assets	403	-
Cash flows from investing activities	3 230	6 970
Cash flows from financing activities		
Loans raised	-	301
Loans amortized	-170	-501
Change in short-term borrowing, net	-	-50
Dividends paid	-	-1 726
Cash flows from financing activities	-170	-1 976
Cash flows for the period	2 924	1 381
Cash and cash equivalents, opening balance	3 531	2 264
Effect of exchange rate changes	31	11
Cash and cash equivalents, closing balance	6 486	3 656

Segment reporting

PERFORMANCE BY BUSINESS AREA 1/1-3/31 2005

SEK m.	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	285	18	24	1 [1]		328
Value change	5 909	519	30	20 [1]		6 478
Other revenues and expenses				-13 [2]		-13
Operating costs	-42	-51	-2	-7	-14	-116
Operating income	6 152	486	52	1	-14	6 677
Net financial items					-86	-86
Tax					50	50
Income for the period	6 152	486	52	1	-50	6 641
Other				6	15	21
Effect on net asset value	6 152	486	52	7	-35	6 662
Net asset value by business area 3/31 2005						
Total assets	89 782	14 463	2 241	2 483	3 201	112 170
Net debt					-12 593	-12 593
Total net asset value	89 782	14 463	2 241	2 483	-9 392	99 577

PERFORMANCE BY BUSINESS AREA 1/1-3/31 2004

SEK m.	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	299		12	3 [1]		314
Value change	9 751	310	3	-2 [1]		10 062
Other revenues and expenses				-21 [2]		-21
Operating costs	-43	-66	-2	-6	-14	-131
Restructuring cost		-75			-25	-100
Operating income	10 007	169	13	-26	-39	10 124
Net financial items					-178	-178
Tax					-1	-1
Income for the period	10 007	169	13	-26	-218	9 945
Other		222 [3]		24	42	288
Dividends paid					-1 726	-1 726
Effect on net asset value	10 007	391	13	-2	-1 902	8 507
Net asset value by business area 3/31 2004						
Total assets	88 107	15 669	2 784	2 280	1 518	110 358
Net debt					-16 190	-16 190
Total net asset value	88 107	15 669	2 784	2 280	-14 672	94 168

[1] Refers to active portfolio management activities. Value change include sales amounting to SEK 4,990 m. (7,753).

[2] Net sales amounted to SEK 161 m. (149) and refer primarily to The Grand Group and EQT Partners.

[3] The amount refers to exchange rate differences on investments held by subsidiaries with another functional currency than SEK. No exchange rate difference arises in 2005 due to the fact that the functional currency in these subsidiaries has been changed to SEK as per 1/1 2005.

Appendix 1 – Transition to reporting in accordance with IFRS

In accordance with IFRS, this appendix describes how the adoption of the new financial reporting standards has impacted the accounts of the Investor Group. The adoption of IFRS has affected shareholders' equity, calculated on December 31, 2004, by SEK 38,702 m., and the net asset value by SEK 2,949 m.

In accordance with the IAS regulation adopted by the European Union (EU) in 2002, listed companies throughout the EU are to apply International Financial Reporting Standards – IFRS (previously International Accounting Standards – IAS) – when preparing their consolidated financial statements as of 2005. The standards, issued by the International Accounting Standards Board (IASB), become mandatory for European companies as they are endorsed by the EU Commission.

IFRS 1 sets out the procedures that companies must follow when they adopt IFRS for the first time. The standard stipulates that a company, when transferring from national Generally Accepted Accounting Principles (GAAP) to IFRS, shall present at least one year of comparative figures in accordance with IFRS (voluntary for financial instruments). Furthermore, the company shall explain how the transfer from previous GAAP to IFRS has affected its financial position, earnings and cash flow. The information shall be published, in accordance with IFRS 1, in connection with the first interim report for fiscal year 2005 at the latest.

In accordance with recommendation issued by the Stockholm Stock Exchange (November 2004), information about the most important effects of transferring to IFRS was already presented in the year-end report for 2004.

Accounting principles – significant differences

Investor AB only applies IFRS in the preparation of the consolidated financial statements. The intention is to adapt the accounting of legal entities (the Parent Company and subsidiaries), in accordance with IFRS, as soon as Swedish legislation enables the adoption of the full set of rules and regulations.

Comparative figures, restated to IFRS, are published for all entries, including financial instruments.

Due to the transition to IFRS, most items in Investor's balance sheet are valued at market value (see below). Investor has chosen to apply the same methods for the valuation of balance sheet items at market value as those for the calculation of the net asset value in the consolidated accounts. The net asset value is thereby in agreement with shareholders' equity. Since changes in the fair values of holdings are recognized in the formal income statement and balance sheet in accordance with IFRS, the volatility in earnings increases, compared to before. Therefore, earnings in accordance with IFRS essentially agree with the change in net asset value. The main difference is dividends paid, which are not included in earnings.

Financial instruments – IAS 32 and 39

In Investor AB's case, it is mainly the rules in IAS 39, concerning the accounting of financial instruments, which affect reported values, compared with accounting in accordance with previous principles. The standard stipulates that financial instruments, which for Investor AB comprise mainly equity-related investments and the debt portfolio, shall be valued for the most part at fair value in the year-end accounts, instead of at the lower of acquisition cost and fair value, the previous practice. IAS 32 concerns the disclosure and presentation of financial instruments.

Equity-related investments

After the adoption of IFRS, Investor AB is reporting equity-related investments at fair value through profit and loss. Shares and participations in associated companies are also accounted for this way in accordance with IAS 28 p.1. As a consequence, there is no longer any consolidation in accordance with the equity method and associated companies are reported at values that are more true and fair for an investment company. Subsidiaries are consolidated as before. Equity-related investments are valued as follows in accordance with IFRS:

Listed holdings

Listed holdings are valued on the basis of their share price on the closing date. In accordance with IFRS, listed holdings are valued at the bid price, when such is quoted, as opposed to previous principles, in which the price of the most recent transaction was used for the valuation (in the calculation of the net asset value, as in the consolidated statements, if this value was lower than the acquisition cost). Listed holdings in the New Investments business are no longer charged automatically with a liquidity discount.

Unlisted holdings and fund holdings

Unlisted holdings are valued on the basis of the "International Private Equity and Venture Capital Valuation Guidelines", prepared and published jointly by the venture capital organizations EVCA, BVCA and AFIC.

For directly owned holdings (i.e. those owned directly by a company within the Investor Group), an overall evaluation is made to determine the valuation method that is appropriate for each specific holding. It is first taken into account whether a recent financing round or "arms length" transaction has been made, after which a valuation is made by applying relevant multiples to the holding's key ratios (for example, EBITDA), derived from a relevant sample of comparable companies, with deduction for individually determined adjustments as a consequence of, for example, the size difference between the company being valued and the sample of comparable companies. An assessment is then made of the above-mentioned methods to determine the one that best reflects the fair value of the holding, and the

holding is then valued according to that method. In those cases when other valuation methods better reflect the market value of a holding, this value is used, which means that certain holdings are valued with methods other than the ones described above. As before, when a holding has such a negative development that its value is determined to be 0, it is valued at 0.

Unlisted holdings in funds are valued at Investor AB's share of the value that the fund manager reports for all unlisted holdings in the fund. If Investor AB's assessment is that the fund manager's valuation does not sufficiently take into account factors that affect the value of the underlying holdings, or if the valuation is considered to deviate considerably from IFRS principles, the value is adjusted. Listed holdings in funds are valued in the same way as listed holdings, as described above.

Debt portfolio

For the debt portfolio Investor AB applies, whenever possible, so-called hedge accounting, in which changes in the value of loans are matched with changes in the value of derivatives acquired for the purpose of eliminating currency risks and changing the fixed interest rate in the debt portfolio. In accordance with the form of IAS 39 adopted by the EU Commission, the basic rule is that loans are valued at amortized cost and derivatives are valued at fair value with changes in value recognized through profit and loss. Since Investor AB applies hedge accounting to most of its liabilities, the volatility that would appear in the income statement is lower than if the basic rule was applied.

Property, plant and equipment – IAS 16

In accordance with IAS 16, Investor AB's real estate properties are reported at fair value. In accordance with previous principles, real estate properties were reported at the lower of acquisition cost (with deduction for depreciation) and the recoverable amount.

Share-based payment – IFRS 2

Share-based payment, which for Investor includes employee stock option and share programs, are reported in accordance with IFRS 2. The standard divides share-based payments into equity-settled transactions and cash-settled transactions. Investor's programs are recognized in accordance with the regulations for share-based payments that are settled by means of equity instruments. This means that a value for the program is estimated on the allocation date, and that this value then comprises the basis for the cost that is distributed over the vesting period of the options. Continuous provisions for social security costs are reported on the basis of the actual value (the difference between the fair value of the underlying share and the strike price).

Share swap agreements are signed in connection with the issue of employee stock options to protect Investor against the effects of an increase in Investor's share price. These swaps are classified as financial instruments and are therefore valued at fair value. Changes in the value of stock swaps are recognized in the consolidated income statement.

Income taxes – IAS 12

The valuation of assets and liabilities at fair value results, in cases when the fair value differs from the tax value, in temporary differences. In accordance with IAS 12, a deferred tax liability, or a deferred tax receivable, is reported for temporary differences. Deferred tax receivables are booked only to the extent to which it is expected to be realized against future taxable profits.

Effect on earnings, financial position and cash flow

The income statement, balance sheet and accompanying notes presented on the following pages show, in accordance with IFRS 1, how the adoption of IFRS affects earnings and cash flow in 2004, and opening balance sheet items for 2004.

Net asset value

In connection with the application of IFRS, Investor AB has also adapted the valuation principles for the net asset value so they are in agreement with the valuation principles used for the company's accounting.

The table below shows how the net asset value is affected by the changes in accounting principles.

EFFECT ON NET ASSET VALUE

SEK m.	12/31 2004	*Adjust-ment IFRS*	IFRS 12/31 2004
Core Holdings	87 643	*-235*	87 408
New Investments			
Investor Growth Capital	6 514	*1 098*	7 612
EQT	3 896	*1 596*	5 492
Investor Capital Partners – Asia Fund	410	*382*	792
New Investments, total	10 820	*3 076*	13 896
Other Holdings (incl. Hi3G)	2 406	-	2 406
Other Operations	1 868	-	1 868
Other assets and liabilities	2 780	*479*	3 259
Total assets	105 517	*3 320*	108 837
Net debt	-15 551	*-371*	-15 922
Net asset value, total	89 966	*2 949*	92 915

The differences for equity holdings are mainly as follows: listed holdings will be valued at the bid price instead of at the price of the most recent transaction. Listed holdings in the New Investments business are no longer charged with a liquidity discount (only in exceptional cases). The previously used cap on the value of unlisted holdings at acquisition cost is eliminated in IFRS, which means that unlisted holdings are stated at a higher value, if a higher value is estimated to exist.

The adjusted value of the debt portfolio is a consequence of the valuation of derivatives used to achieve fixed interest rates. The value of these derivatives varies with changes in interest rates.

The presentation below of how the adoption of IFRS has impacted the income statement, opening and closing balance sheets, and the statement of cash flows for 2004 is based on the company's **accounts**, which is why changes do not correspond to the effects of SEK 2,949 m. on the net asset value.

Consolidated income statement

SEK m.	Note	2004	*Adjust-ment IFRS*	IFRS 2004
Core Holdings				
Dividends		1 574		1 574
Value change	1	6 432	*1 575*	8 007
Operating costs		-165		-165
Net income – Core Holdings		7 841	*1 575*	9 416
New Investments				
Dividends		61		61
Value change	2	1 144	*60*	1 204
Operating costs		-220		-220
Restructuring cost		-75		-75
Net income – New Investments		910	*60*	970
Other Holdings				
Dividends		45		45
Value change	3	355	*-310*	45
Operating costs		-8		-8
Net income – Other Holdings		392	*-310*	82
Other Operations				
Net sales		707		707
Cost of goods and services sold	4	-714	*-39*	-753
Net income, active portfolio management	5	15	*-3*	12
Operating costs		-29		-29
Net income – Other Operations		-21	*-42*	-63
Groupwide operating costs	6	-36	*-18*	-54
Restructuring cost		-25		-25
Operating income		9 061	*1 265*	10 326
Results from financial items				
Financial income	7	698	*114*	812
Financial expenses	7	- 1427	*-382*	-1 809
		-729	*-268*	-997
Income after financial items		8 332	*997*	9 329
Adjustment due to equity method	8	-1 801	*1 801*	0
Shares of income of associated companies	8	2 435	*-2 435*	0
Income before tax		8 966	*363*	9 329
Tax on net income for the year	9	-1 582	*1 525*	-57
Minority interest in net income for the year	10	-9	*9*	0
Net income for the year		7 375	*1 897*	9 272
Attributable to:				
Equity holders of the Parent		7 375	*1 888*	9 263
Minority interest	10		*9*	9
Net income for the year		7 375	*1 897*	9 272
Earnings per share, basic and diluted, SEK		9.61	*2.48*	12.09

Notes to adjustment items in the income statement

Note 1. Core holdings are valued at fair value in accordance with IFRS. The adjustment consists of unrealized changes in value.

Note 2. New investments are valued at fair value in accordance with IFRS. The adjustment consists of unrealized changes in value.

Note 3. Other holdings are valued at fair value in accordance with IFRS. The adjustment consists of unrealized changes in value.

Note 4. The adjustment is attributable to the depreciation of real estate. In the adoption of IFRS, the Group's real estate properties are valued at fair value and depreciation is based on the useful life of the components.

Note 5. Holdings of securities in active portfolio management are valued at fair value in accordance with IFRS. The adjustment consists of unrealized changes in the value of these holdings.

Note 6. The reporting of employee stock option programs and share programs in accordance with IFRS 2 results in a cost amounting to SEK 18 m.

Note 7. The adjustment item refers to unrealized changes in the value of derivatives acquired for the purpose of eliminating currency risks and changing the fixed interest rate in the debt portfolio. It also refers to unrealized value changes in equity swaps held for the purpose of protecting Investor against the effects of employee stock option programs when Investor's share price increases.

Note 8. The equity method was previously applied to holdings in associated companies. With the adoption of IFRS, these holdings are instead reported at fair value through profit and loss.

Note 9. The adjustment consists of a reversal of the tax expense that arose in the accounting of associated companies in accordance with the equity method (see Note 8) and to deferred tax on some unrealized changes in value.

Note 10. In accordance with IFRS, deductions are not made for minority interest in the income statement. Instead, income is distributed between the Parent's shareholders and the minority interest, and is reported adjacent to the income statement.

Adjustment of the statement of cash flows

As a consequence of adopting IFRS, the definition of cash and cash equivalents has been changed to only consist of investments with a term not longer than three months. In accordance with previous principles, investments with a term up to 12 months were included in cash and cash equivalents. The effect on cash flows for 2004 is as follows:

SEK m.	2004	*Adjust-ment IFRS*	IFRS 2004
Cash flows for the period	2 367	*-1 055*	1 312
Cash and cash equivalents, opening balance	9 803	*-7 539*	2 264
Exchange difference in cash and cash equivalents	-45		-45
Cash and cash equivalents, closing balance	12 125	*-8 594*	3 531

Consolidated balance sheet – Assets

SEK m.	Note	12/31 2004	Adjustment IFRS	IFRS 12/31 2004
Fixed assets				
Tangible fixed assets				
Buildings and land	1	1 470	*906*	2 376
Equipment		319		319
		1 789	*906*	2 695
Financial fixed assets				
Shares and participations	2	65 656	*38 070*	103 726
Receivables from associated companies	3	4 033	*-4 033*	0
Deferred tax receivables		31		31
Other long-term receivables	3, 4	1	*4 870*	4 871
		69 721	*38 907*	108 628
Total fixed assets		71 510	*39 813*	111 323
Current assets				
Inventories of shares and participations	5	869	*41*	910
Current receivables				
Tax receivables		149		149
Other receivables	4	571	*2*	573
Prepaid expenses and accrued income	6	1 058	*-92*	966
		1 778	*-90*	1 688
Short-term investments	7	11 527	*2*	11 529
Cash and bank balances		598		598
Total current assets		14 772	*-47*	14 725
TOTAL ASSETS		86 282	*39 766*	126 048

Notes to adjustment items in the balance sheet

Note 1. Buildings and land are reported at fair value in accordance with IFRS. In accordance with previous principles, these items were reported at acquisition value with deduction for depreciation and any impairment. Due to the change in principle, the balance is affected as follows:

Buildings and land	906
Deferred tax liability	-254
Net effect on shareholders' equity	652

Note 2. Shares and participations are valued at fair value in accordance with IFRS. In accordance with previous principles, shares and participations were reported at acquisition cost with deduction for any impairment. The effect of the revaluation on the balance sheet has been distributed by business area as follows:

Core Holdings	33 295
New Investments	4 206
Other Holdings	569
Effect on shares and participations	38 070
Deferred tax liability	-8
Net effect on shareholders' equity	38 062

Note 3. The equity method was previously applied to associated companies. With the adoption of IFRS, receivables and liabilities from/to these companies are reported as other current and long-term receivables and liabilities.

Note 4. Derivatives held for the purpose of eliminating currency risks and changing the fixed interest rate in the debt portfolio have affected the opening balance of assets by SEK 837 m. The effects of valuing short-term financial instruments on the assets side of the balance sheet at fair value amounts to SEK 2 m.

Note 5. Shares held as assets within the framework of active portfolio management are valued at fair value in accordance with IFRS. The effect on the opening balance is SEK 41 m.

Note 6. In accordance with previous principles, premiums and discounts on loans, investments and associated derivatives were accounted for as prepaid expenses. With the adoption of IFRS, they are reported as part of the value of the underlying instrument. The effect on the assets side of the balance sheet is SEK -92 m.

Note 7. Short-term investments are reported at fair value in accordance with IFRS. The effect on the balance sheet is SEK 2 m.

CONSOLIDATED BALANCE SHEET – SHAREHOLDERS' EQUITY AND LIABILITIES

SEK m.	Note	12/31 2004	*Adjust-ment IFRS*	IFRS 12/31 2004
Shareholders' equity				
Restricted equity				
Share capital		4 795		4 795
Restricted reserves	8	21 765	*719*	22 484
		26 560	*719*	27 279
Unrestricted equity				
Unrestricted reserves	9	20 278	*35 976*	56 254
Net income for the year	9	7 375	*1 897*	9 272
		27 653	*37 873*	65 526
Minority interest	10	0	*110*	110
Total shareholders' equity	11	54 213	*38 702*	92 915
Minority interest	10	110	*-110*	0
Provisions				
Provisions for pensions and similar commitments	12	226	*-226*	0
Provisions for deferred tax	12, 13	283	*-283*	0
Other provisions	12, 14	474	*-474*	0
Total provisions		983	*-983*	0
Long-term liabilities				
Loans	15	24 144	*1 221*	25 365
Provisions for pensions and similar commitments	12	0	*226*	226
Provisions for deferred tax	12, 13	0	*545*	545
Other liabilities	12, 14	0	*442*	442
Total long-term liabilities		24 144	*2 434*	26 578
Current liabilities				
Loans	15	3 306	*-11*	3 295
Accounts payable – trade		52		52
Tax liabilities		69		69
Other liabilities	16	1 434	*27*	1 461
Accrued expenses and prepaid income	17	1 971	*-293*	1 678
Total current liabilities		6 832	*-277*	6 555
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		86 172	*39 766*	126 048

Notes to adjustment items in the balance sheet

Note 8. Restricted reserves have been adjusted as a consequence of the adoption of IFRS. The adjustment can be divided into the following:

Revaluation reserve, real estate (see Note1)	652
Revaluation reserve, cash flow hedge	67
Net effect on restricted reserves	719

Note 9. *Unrestricted equity has been adjusted as a result of the adoption of IFRS.* The adjustment can be divided into the following:

Fair value of shares and participations (see Note 2)	38 070
Fair value of inventories of shares (see Note 5)	41
Fair value of other financial instruments, assets (see Note 4)	2
Fair value of short-term investments (see Note 7)	2
Valuation of loan at fair value, hedge accounting (see Note 4, 6, 8, 15, 17)	-413
Tax effect on unrealized changes in value (see Note 13)	-8
Adjusted reported value of employee stock options (see Note 14)	32
Fair value of other financial instruments (see Note 16)	-27
Adjustment of various accrued expenses (see Note 17)	174
Net effect on unrestricted equity	37 873

Note 10. Due to the adoption of IFRS; minority interest is being classified as part of shareholders' equity.

Note 11. Due to the adoption of IFRS, the effects on shareholders' equity in 2004 are as follows:

Opening adjustment for IFRS on December 31, 2003 – opening balance	36 622
Change in revaluation reserve for fixed assets	32
Change in reserve for cash flow hedging	42
Accounting of employee stock options in accordance with IFRS 2	-59
Currency differences, subsidiaries	-125
Reversal of equity transactions concerning associated companies reported in accordance with the equity method	293
Effect of adjusting net income for the year according to IFRS	*1 897*
Net effect on shareholders' equity	38 702

Note 12.The heading "Provisions" is discontinued and the items have been transferred to long-term liabilities as follows:

Provisions for pensions and similar commitments	-226
Provisions for deferred tax (see Note 13)	-283
Other provisions (see Note 14)	*-474*
Total transfers	-983

Note 13.Revaluations at fair value resulted in deferred tax liabilities as follows:

Revaluation at fair value, tangible fixed assets (see Note 1)	254
Revaluation at fair value, shares and participations (see Note 2)	8
Total effect, deferred tax	262
Add: transfer from provisions (see Note 12)	283
Total deferred tax	545

Note 14.Other long-term liabilities have been affected by transfers and adjustments as follows:

Transfer from provisions (see Note 12)	474
Adjustment of reserve for employee stock options	-32
Total effect, other liabilities	442

Note 15. The value of the debt portfolio has been adjusted as a consequence of the adoption of IFRS. Hedge accounting is used whenever possible. Liabilities that do not qualify for hedge accounting are valued at the accrued acquisition cost and all derivatives are valued at fair value. The effect on raised loans and associated derivatives is valued at fair value and amounts to SEK 1,210 m. on the liabilities side of the balance sheet.

Note 16. The adjustment of other short-term liabilities is attributable to the valuation of short positions in active portfolio management items at fair value in accordance with IFRS.

Note 17. In accordance with previous principles, premiums and discounts on loans, investments and associated derivatives were accounted for as prepaid expenses. With the adoption of IFRS, they are reported as part of the value of the underlying instrument. The effect on the liabilities side of the balance sheet was SEK -119 m. Various adjustments to accrued costs have affected the item by SEK -174 m.

CONSOLIDATED BALANCE SHEET – ASSETS

SEK m.	Note	12/31 2003	Adjustmen t IFRS	IFRS 12/31 2003
Fixed assets				
Tangible fixed assets				
Buildings and land	1	1 074	*901*	1 975
Equipment		256		256
		1 330	*901*	2 231
Financial fixed assets				
Shares and participations	2	68 024	*36 060*	104 084
Receivables from associated companies	3	1 800	*-1 800*	0
Deferred tax receivables		96		96
Other long-term receivables	3, 4	0	*2 433*	2 433
		69 920	*36 693*	106 613
Total fixed assets		71 250	*37 594*	108 844
Current assets				
Inventories of shares and participations	5	933	*39*	972
Current receivables				
Receivables in associated companies	3	1	*-1*	0
Tax receivables		33		33
Other receivables	3	268	*1*	269
Prepaid expenses and accrued income	6	1 080	*-115*	965
		1 382	*-115*	1 267
Short-term investments	7	9 460	*3*	9 463
Cash and bank balances		343		343
Total current assets		12 118	*-73*	12 045
TOTAL ASSETS		83 368	*37 521*	120 889

Notes to adjustment items in the balance sheet

Note 1. Buildings and land are reported at fair value in accordance with IFRS. In accordance with previous principles, these items were reported at acquisition value with deduction for depreciation and any impairment. Due to the change in principle, the opening balance is affected as follows:

Buildings and land	901
Deferred income tax liability	-252
Net effect on shareholders' equity	649

Note 2. Shares and participations are valued at fair value in accordance with IFRS. In accordance with previous principles, shares and participations were reported at acquisition cost with deduction for any impairment. The effect of the revaluation on the balance sheet has been distributed by business area as follows:

Core Holdings	30 979
New Investments	4 537
Other Holdings	544
Effect on shares and participations	36 060
Deferred tax	-116
Net effect on shareholders' equity	35 944

Note 3. The equity method was previously applied to associated companies. With the adoption of IFRS, receivables and liabilities from/to these companies are reported as other current and long-term receivables and liabilities.

Note 4. Derivatives held for the purpose of eliminating currency risks and changing the fixed interest rate in the debt portfolio have affected the opening balance of assets by SEK 633 m.

Note 5. Shares held as assets within the framework of active portfolio management are valued at fair value in accordance with IFRS. The effect on the opening balance is SEK 39 m.

Note 6 In accordance with previous principles, premiums and discounts on loans, investments and associated derivatives were accounted for as prepaid expenses. With the adoption of IFRS, they are reported as part of the value of the underlying instrument. The effect on the assets side of the balance sheet is SEK -115 m.

Note 7. Short-term investments are reported at fair value in accordance with IFRS. The effect on the balance sheet is SEK 3 m.

CONSOLIDATED BALANCE SHEET – SHAREHOLDERS' EQUITY AND LIABILITIES

SEK m.	Note	12/31 2003	*Adjust-ment IFRS*	IFRS 12/31 2003
Shareholders' equity				
Restricted equity				
Share capital		4 795		4 795
Restricted reserves	8	22 200	*674*	22 874
		26 995	*674*	27 669
Unrestricted equity				
Unrestricted reserves	9	22 213	*35 760*	57 973
Net income for the year	9	-169	*169*	0
		22 044	*36 125*	57 973
Minority interest	10	0	*19*	19
Total shareholders' equity		49 039	*35 929*	85 661
Minority interest	10	19	*-19*	0
Provisions				
Provisions for pensions and similar commitments	11	286	*-286*	0
Provisions for deferred tax	11, 12	239	*-239*	0
Other provisions	11, 13	517	*-517*	0
Total provisions		1 042	*-1 042*	0
Long-term liabilities				
Loans	14	29 418	*672*	30 090
Provisions for pensions and similar commitments	11	0	*286*	286
Provisions for deferred tax	11, 12	0	*607*	607
Other liabilities	11, 13	0	*528*	528
Total long-term liabilities		29 418	*2 093*	31 511
Current liabilities				
Loans	14	692	*-1*	691
Liabilities to associated companies	3	1	*-1*	0
Accounts payable – trade		54	*1*	55
Tax liabilities		53		53
Other liabilities	15	1 043	*15*	1 058
Accrued expenses and prepaid income	16	2 007	*-147*	1 860
Total current liabilities		3 850	*-133*	3 717
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		83 368	*37 521*	120 889

Notes to adjustment items in the balance sheet

Note 8. Restricted reserves have been adjusted as a consequence of the adoption of IFRS. The adjustment can be divided into the following:

Revaluation reserve, real estate (see Note1)	649
Revaluation reserve, cash flow hedge	25
Net effect on restricted reserves	674

Note 9. Unrestricted reserves have been adjusted as a result of the adoption of IFRS. The adjustment can be divided into the following:

Fair value of shares and participations (see Note 2)	36 060
Fair value of inventories of shares (see Note 5)	39
Fair value of short-term investments (see Note 7)	3
Valuation of loans at fair value, hedge accounting (see Note 4, 6, 8, 14, 16)	-31
Tax effect on unrealized changes in value (see Note 12)	-116
Adjusted reported value of employee stock options (see Note 13)	-8
Fair value of other financial instruments (see Note 13, 15)	-18
Net effect on unrestricted reserves	35 929

Note 10. Due to the adoption of IFRS; minority interest is being classified as part of shareholders' equity.

Note 11. The heading "Provisions" is discontinued and the items have been transferred to long-term liabilities as follows:

Provisions for pensions and similar commitments	-286
Provisions for deferred tax (see Note 12)	-239
Other provisions	-517
Total transfers	-1 042

Note 12. Revaluations at fair value resulted in deferred tax liabilities as follows:

Revaluation at fair value, tangible fixed assets (see Note 1)	252
Revaluation at fair value, shares and participations (see Note 2)	116
Total effect, deferred tax	368
Add: transfer from provisions (see Note 11)	239
Total deferred tax	607

Note 13.Other liabilities have been affected by transfers and adjustments as follows:

Transfer from provisions (see Note 11)	517
Adjustment of reserve for employee stock options	8
Revaluation at fair value, other financial instruments	3
Total effect, other liabilities	528

Note 14. The value of the debt portfolio has been adjusted as a consequence of the adoption of IFRS. Hedge accounting is used whenever possible. Liabilities that do not qualify for hedge accounting are valued at the accrued acquisition cost and all derivatives are valued at fair value. The effect on raised loans and associated derivatives is valued at fair value and amounts to SEK 671 m. on the liabilities side of the balance sheet.

Note 15. The adjustment of other liabilities is attributable to the valuation of short positions in active portfolio management items at fair value in accordance with IFRS.

Note 16. In accordance with previous principles, premiums and discounts on loans, investments and associated derivatives were accounted for as prepaid expenses. With the adoption of IFRS, they are reported as part of the value of the underlying instrument. The effect on the liabilities side of the balance sheet was SEK -147 m.

RECEIVED
2005 APR 19 A 9:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

April 12, 2005

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,



Gunilla Swardh
Compliance Officer

Enclosure

Investor AB
A Public Company
Registration No. 556013-8298
SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c
Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

investor

82-34698

Press Release

Stockholm, April 11, 2005

Bulletin from Investor AB's Annual General Meeting

The Annual General Meeting approved the proposed dividend to shareholders of SEK 2.25 per share. The record date was determined as Thursday, April 14, 2005. The dividend is scheduled to be distributed by VPC AB (the Swedish Securities Register Center) on Tuesday, April 19, 2005.

The Meeting discharged the members of the Board and the President from liability for fiscal year 2004.

Current board members Sune Carlsson, Sirkka Hämäläinen, Ulla Litzén, Håkan Mogren, Anders Scharp, O. Griffith Sexton, Björn Svedberg, Jacob Wallenberg and Marcus Wallenberg were re-elected.

The Annual General Meeting elected Jacob Wallenberg as new Chairman.

Peter D. Sutherland declined re-election and was thanked by retiring Chairman Claes Dahlbäck for his contributions and service. Claes Dahlbäck had declined re-election and was thanked by the Honorary Chairman, Peter Wallenberg.

The Meeting approved a total compensation to the Board of Directors of 5,050,000 Swedish kronor to be divided as follows: 1,500,000 Swedish kronor to the Chairman, 400,000 Swedish kronor to the other Members of the Board not employed in the Company, and a total of 750,000 Swedish kronor for work in the committees of the Board.

The Meeting authorized the Board to decide on the purchase and transfer of the company's own shares in line with the Board's proposal.

The Meeting approved the decision by the Board of Directors regarding the principles for compensation and other terms of employment for management for 2005 and the scope and key principles of the 2005 employee stock option plan and a combined employee stock option and share plan for 2005.

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in Northern Europe, United States and Asia.

The Annual General Meeting approved the proposal regarding a Nomination Committee.

At a statutory Board meeting in conjunction with the Annual General Meeting, Anders Scharp was elected Vice Chairman of the Board. The following Members of the Board of Directors were elected to the Compensation Committee: Jacob Wallenberg (Chairman, committee fee 100,000 Swedish kronor), Anders Scharp (committee fee 50,000 Swedish kronor) and O. Griffith Sexton (committee fee 50,000 Swedish kronor). The following Members of the Board of Directors were elected to the Audit Committee: Sune Carlsson (Chairman, committee fee 150,000 Swedish kronor), Håkan Mogren (committee fee 100,000 Swedish kronor) and Jacob Wallenberg (committee fee 100,000 Swedish kronor). The following Members of the Board of Directors were elected to the Finance and Risk Committee: Björn Svedberg (Chairman, committee fee 100,000 Swedish kronor), Sirkka Hämäläinen (committee fee 50,000 Swedish kronor), Ulla Litzén (committee fee 50,000 Swedish kronor) and Marcus Wallenberg.

Board of Directors
INVESTOR AB

For further information please contact:

Fredrik Lindgren, Vice President, Corporate Communications,
+46 8 614 2031, +46 735 24 2031